SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to ________

Commission File Number 1-8097

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ensco Multinational Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ensco plc 6 Chesterfield Gardens London, England W1J 5BQ

ENSCO MULTINATIONAL SAVINGS PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Trustee of the
Ensco Multinational Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Ensco Multinational Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2016. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for each of the years in the three-year period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of Schedule I - Investments as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

Houston, Texas
March 24, 2017

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
ASSETS:
Investments, at fair value:
Mutual Funds (cost $27,768,539 and $30,524,047)	$28,761,751	$29,742,978
Money Market Fund (cost $14,680,503 and $16,372,229)	14,680,503	16,372,229
Ensco plc Class A ordinary shares (cost $4,079,653 and $5,436,541)	3,250,805	2,900,507
Total investments	46,693,059	49,015,714
Cash	1,636,422	1,669,331
Employer contributions receivable	3,356,718	4,644,090
NET ASSETS AVAILABLE FOR BENEFITS	$51,686,199	$55,329,135
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS

	Year Ended December 31,
	2016	2015	2014
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest and dividends	$18,597	$205,382	$386,588
Realized and unrealized gains (losses)	329,990	(3,039,482)	(2,497,923)
Net investment income (loss)	348,587	(2,834,100)	(2,111,335)
Contributions:
Participant	5,654,414	7,855,040	9,283,043
Employer	6,684,116	7,956,162	11,441,959
Total contributions	12,338,530	15,811,202	20,725,002
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	(16,162,740)	(16,198,154)	(6,847,554)
Administrative expenses	(167,313)	(193,213)	(66,123)
Total deductions	(16,330,053)	(16,391,367)	(6,913,677)
NET (DECREASE) INCREASE	(3,642,936)	(3,414,265)	11,699,990
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	55,329,135	58,743,400	47,043,410
End of year	$51,686,199	$55,329,135	$58,743,400
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. PLAN ORGANIZATION AND DESCRIPTION
The Ensco Multinational Savings Plan (the “Plan”) is a defined contribution plan available to international expatriate employees (“Eligible Employees”) of Ensco plc and subsidiaries (the “Company” or “Ensco”). The Plan was established on January 1, 2009 to provide a retirement benefit for Eligible Employees through Company annual discretionary contributions and matching contributions based on Eligible Employee contributions and to promote and encourage Eligible Employees to provide additional security and income for their retirement through a systematic savings program. Based upon current law and published interpretations, the Company does not believe that the Plan is subject to any of the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended. The following description of the Plan provides only general information. Participants in the Plan (“Plan Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.
Participation
Eligible Employees of the Company may participate in the Plan upon meeting certain citizenship or residency requirements if they are not employed in their own country of tax residency and are not contributing to, or receiving benefits from, any other employer-sponsored savings plan. Eligible Employees may elect to participate in the employee savings feature of the Plan immediately following employment with the Company.
Eligible Employees participate in the discretionary contribution feature of the Plan after completing at least 90 days of continuous full-time employment if they are employed at calendar year-end or reach the normal retirement age during the calendar year. All contributions are at the discretion of the Board of Directors as disclosed below.
Contributions
Plan Participants may elect to make contributions to the Plan through salary and cash incentive award deferrals (“Savings Contributions”), which may or may not qualify for tax deferral based on each Plan Participant’s local tax requirements. Under the Plan, Savings Contributions are limited to 50% of the participant’s compensation. Plan Participants may elect to increase, decrease or suspend their Savings Contributions within certain limits, as defined in the Plan.
At the discretion of its Board of Directors, the Company may make contributions to the Plan (“Matching Contributions”) in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. For the years ended December 31, 2016, 2015 and 2014, the Company made Matching Contributions to active participant Eligible Employee accounts in the amount of 100% of the first 5% of eligible compensation.
Total Matching Contributions for the years ended December 31, 2016, 2015 and 2014 were $3,327,398, $3,312,072 and $5,311,288, respectively, and are included in employer contributions in the statements of changes in net assets available for benefits.
During 2014, the Company amended the Plan to provide for a fixed contribution of 5% of each Plan Participant's base salary during the plan year, at the discretion of the Board of Directors. These contributions totaled $3,356,718, $4,644,090 and $6,130,671 during the years ended December 31, 2016, 2015 and 2014 respectively, and along with the Matching Contributions, were included in employer contributions in the statements of changes in net assets available for benefits.
Plan Administration
Effective March 18, 2014, assets in the Plan were held in trust by Butterfield Trust (Cayman) Limited as trustee on behalf of, and for the benefit of, Plan Participants. The trustee was selected upon the recommendation of Company management.

The trustee has the authority to manage or dispose of Plan assets as if it were the beneficial owner thereof. However, the trustee and the Company have delegated the management of day-to-day investment elections and administration of the Plan to Global Group Services Incorporated, the administrator, and UBS Financial Services, Inc. and Brown Brothers Harriman Fund Administration Services (Ireland) Limited, the custodians. Global Group Services Incorporated performs all recordkeeping services.
Vesting
Employer contributions included in a Plan Participant’s account balance become vested and nonforfeitable upon the completion of years of service with the Company, as follows:

Completed years of service	Vested percentage
Less than one year	—%
One year	33%
Two years	67%
Three or more years	100%
A Plan Participant may also become fully vested in his or her employer contributions upon certain events, including death or disability, attaining the age of 65 or a full termination of the Plan. A Plan Participant’s Savings Contribution account balance is fully vested at all times.
The unvested portion of employer contributions of terminated Plan Participants are forfeited to the Plan and may be used to pay certain administrative expenses of the Plan or to reduce the amount of future employer contributions. The Plan held forfeiture balances totaling $607,889, $348,326 and $855,763 included in net assets available for benefits as of December 31, 2016, 2015 and 2014, respectively. During the year ended December 31, 2015, the Plan used $1,162,902 of its forfeiture balance to reduce the funding requirement for a portion of the Company’s Matching Contributions. The plan did not use forfeiture balances for administrative expenses or employer contributions in other years.
Distributions
Distributions of a Plan Participant’s Savings Contributions and the vested portion of a participant’s employer contributions generally are made within 60 days of an employee request due to termination of employment. As of December 31, 2016, there was $177,092 allocated to accounts of Plan Participants who had elected to withdraw from the Plan but had not been paid. As of December 31, 2015, all Plan Participants who had elected to withdraw from the Plan had been paid.
Hardship Withdrawals
Should a Plan Participant experience a hardship, he or she may elect to withdraw all or part of his or her vested account balance from the Plan. All cases of hardship must be presented in writing to, and approved by, the Company and the Trustee. The Company may request additional supporting documentation from Plan Participants to substantiate any case of hardship. The Company and the Trustee may, at their discretion, approve all or part of the withdrawal request. Hardship withdrawals are recorded as distributions in the period in which they are paid. Hardship withdrawals totaling $1,634,470, $1,537,368 and $706,330 were paid during the years ended December 31, 2016, 2015 and 2014, respectively, and are included in distributions to participants in the statements of changes in net assets.
Investments
The Plan allows participants to direct all contributions among a number of different investment funds held by UBS Financial Services, Inc. and Brown Brothers Harriman Fund Administration Services (Ireland) Limited.
The Plan includes investments in cash alternatives, mutual funds and Ensco plc Class A Ordinary Shares (the “Ensco Class A Fund”). The Plan limits the portion of a participant’s aggregate account balance that may be invested in the Ensco Class A Fund to 25 percent.

The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. The cash alternatives are investments in money market funds which seek to preserve the value of investment at $1.00 per share.
Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Plan Participant’s account based on the change in unit value for each investment fund in which the participant has an account balance.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.
The Plan’s investments are stated at fair value using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end and there are no redemption restrictions associated with those investments. Purchases and sales of shares in mutual funds and the Ensco Class A Fund are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date. See “Note 4 - Fair Value Measurements” for additional information on the fair value measurement of the Plan’s net assets.
In the statement of changes in net assets available for benefits, the Plan presents the realized and unrealized gains (losses) on investments, which are calculated based on beginning of the year market values of investments to the date of sale and the purchase price, if purchased during the year, to the end of the year market value.
Presentation
Certain previously reported amounts have been reclassified to conform with the current year presentation.
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor, Ensco, to make estimates and assumptions that affect the reported amounts of assets and liabilities and related changes in net assets available for benefits, as well as disclosures of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.
Distributions
Distributions of benefits to Plan Participants are recorded when paid.
3. GAINS AND LOSSES ON PLAN INVESTMENTS
During 2016, 2015 and 2014, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2016	2015	2014
Proceeds	$24,974,955	$24,955,181	$33,054,530
Aggregate cost	28,039,822	26,815,992	30,950,930
Realized (losses) gains	(3,064,867)	(1,860,811)	2,103,600
Unrealized appreciation (depreciation)	3,394,857	(1,178,671)	(4,601,523)
Realized and unrealized gains (losses)	$329,990	$(3,039,482)	$(2,497,923)

4. FAIR VALUE MEASUREMENTS
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value and assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”) and the lowest priority to unobservable inputs (“Level 3”). Level 2 measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1. The following fair value hierarchy table categorizes information regarding the Plan’s net assets measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2016
Cash Alternatives	$14,680,503	$—	$—	$14,680,503
Mutual Funds	28,761,751			28,761,751
Employer Securities:
Ensco Class A Fund	3,250,805	—	—	3,250,805
Total Investments	$46,693,059	$—	$—	$46,693,059
As of December 31, 2015
Cash Alternatives	$16,372,229	$—	$—	$16,372,229
Mutual Funds	29,742,978			29,742,978
Employer Securities:
Ensco Class A Fund	2,900,507	—	—	2,900,507
Total Investments	$49,015,714	$—	$—	$49,015,714
5. ADMINISTRATIVE FEES
The Plan has no employees. Beginning October 1, 2014, all administrative expenses of the Plan are paid by the participants. Prior to October 1, 2014, the majority of administrative expenses of the Plan were paid by the Company. Total fees paid by the participants and the Plan for administrative expenses, investment management and other related services amounted to $167,313, $193,213 and $66,123 for the years ended December 31, 2016, 2015 and 2014, respectively.
6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, Plan Participants will become 100% vested in their accounts.
7. TAX STATUS
The Plan is not qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended.
In consideration that Plan Participants are not U.S. citizens, permanent residents or otherwise U.S. tax residents at any time they are participating, Plan Participants will not be directly subject to U.S. federal income tax on any dividends paid on stock of a U.S. corporation.  However, the Cayman Islands trust that holds the Plan’s assets will be subject to U.S. federal income tax on such dividends at a rate of 30%, withheld at source. The trust will not be entitled to any lower tax treaty rates even if a Plan Participant would have been eligible for such lower treaty rates if he or she held the stock directly. Depending on a Plan Participant’s country of residence, he or she may be entitled to a credit against his or her local income tax (if applicable) for the U.S. federal income tax on dividends received by the trust.
Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the relevant tax authority. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audit by taxing jurisdictions for all Plan years since the Plan was established. There are currently no audits for any tax periods in progress.
8. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS
Transactions in Class A ordinary shares of the Company held by the Plan in the Ensco Class A Fund qualify as party-in-interest transactions.
9. RISKS AND UNCERTAINTIES
The Plan invests in various investment options that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near term and that such changes could materially affect Plan Participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Information
Schedule I
ENSCO MULTINATIONAL SAVINGS PLAN
SCHEDULE I - INVESTMENTS
AS OF DECEMBER 31, 2016

Description	Number of shares/units	Market Value	Percentage of Net Assets
Invesco AIM US Dollar Liquidity Portfolio	14,680,503	$14,680,503	28.4%
Vanguard US 500 Stock Index	337,014	8,307,294	16.1%
Janus Flexible Income	152,106	3,064,936	5.9%
Invesco Global Bond Fund	359,546	3,005,804	5.8%
MFS Meridian Global Total Return Fund	100,377	2,941,035	5.7%
Morgan Stanley Global Property Fund A	63,731	1,744,305	3.4%
Vanguard Global Stock Index	68,513	1,539,008	3.0%
Vanguard MSCI World Small Cap Index	7,337	1,514,945	2.9%
Vanguard Emerging Markets Stock Index	10,170	1,499,495	2.9%
Templeton Global Bond Fund	54,292	1,339,373	2.6%
Pioneer Funds Global Select	12,120	1,177,669	2.3%
Vanguard European Stock Index Fund	49,244	930,626	1.8%
Pioneer Funds US Dollar Short Term	99,197	651,726	1.3%
Fidelity AW Pacific	23,581	478,449	0.9%
Nuveen Global Infrastructure	11,111	290,230	0.6%
PIMCO Commodity Plus	49,794	276,856	0.5%
Employer securities:
*Ensco Class A Fund	334,445	3,250,805	6.3%
Total Investments		$46,693,059

* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ensco Multinational Savings Plan

Date:	March 24, 2017	/s/ Rosalie Twohey
By: Rosalie Twohey
Authorized Signatory
Butterfield Trust (Cayman) Limited as Trustee

Date:	March 24, 2017	/s/ Renee Maycock
By: Renee Maycock
Authorized Signatory
Butterfield Trust (Cayman) Limited as Trustee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm